SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. --)*

Blackrock Petroleum Corp.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

092493 105
(CUSIP Number)

Michael T. Shannon, Esq.
Devlin Jensen, Barristers & Solicitors
555 W. Hastings St., Suite 2550
Vancouver, B.C., Canada, V6B 4N5
(604) 684-2550

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 31, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO.: 092493 105	13D	Page 2 of 5 Pages

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Hsien Loong Wong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 94,500,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 94,500,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 70.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO.: 092493 105	13D	Page 3 of 5 Pages

Item 1. SECURITY AND ISSUER

The class of equity securities to which this statement relates is common stock, $0.001 par value per share (the "Common Stock") of Blackrock Petroleum Corp., a corporation organized under the laws of the State of Nevada (the "Issuer"). The address of the principal executive offices of the Issuer is 2820 W. Charleston Blvd., Suite 22, Las Vegas, Nevada 89102.

Item 2. IDENTITY AND BACKGROUND

(a) - (c)

Hsien Loong Wong (age 32) of 117A Owen Road, Singapore 218923, is currently the President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and a director of Blackrock Petroleum Corp. since December 31, 2007. From 2004 to present, Mr. Wong worked as an independent consultant to various public companies advising on matters pertaining to business in China and Singapore.  From January 2003 to December 2003, Mr. Wong worked for Froebel Academy, a provider of early childhood education training in Singapore. Mr. Wong served as Senior Manager for Business Development of Froebel Academy whereby he oversaw the initial set up of the new Froebel Academy Campus in Singapore and helped build the Froebel Academy’s brand in Singapore and China. From June 2001 to December 2002, Mr. Wong worked for Nxtech Wireless, an IT consultancy firm based in Vancouver, Canada. During his term with Nxtech Wireless, Mr. Wong helped deploy Nxtech Wireless’ services in Singapore and rendered consultancy services for 5G Wireless, a California based Wireless Internet service provider. Mr. Wong received his Bachelors or Arts (honors in communications) from Simon Fraser University in British Columbia, Canada in 2001. Mr. Wong is not an officer or director of any other reporting issuer at this time.

(d) - (f)

During the last five years, Hsien Loong Wong has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours). In addition, during the last five years, Mr. Wong has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and therefore, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Hsien Loong Wong is a citizen of Singapore.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to a Stock Purchase Agreement dated December 31, 2007, between Hsien Loong Wong and Zhu Hua Yin, which closed on December 31, 2007, Mr. Wong acquired 90,000,000 shares of common stock of the Issuer in aggregate from Zhu Hua Yin for consideration of $200,000 constituting approximately 66.7% of the Issuer’s outstanding capital stock.

Item 4. PURPOSE OF TRANSACTION

Hsien Loong Wong is currently holding the shares for investment purposes. Mr. Wong has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO.: 092493 105	13D	Page 4 of 5 Pages

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Hsien Loong Wong currently owns 94,500,000 shares of Common Stock of the Issuer which represents approximately 70.0% of the outstanding Common Stock of the Issuer. This percentage is based on 135,000,000 shares of Common Stock issued and outstanding.

(b) Hsien Loong Wong has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 94,500,000 shares of Common Stock.

(c) Except as otherwise described herein, and to the knowledge of Hsien Loong Wong, Mr. Wong has not affected any transaction in the Common Stock during the past sixty (60) days.

(d) Except as otherwise described herein, and to the knowledge of Hsien Loong Wong, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock owned by Mr. Wong.

(e) It is inapplicable for the purpose herein to state the date of which Hsien Loong Wong ceased to be an owner of more than five percent (5%) of the Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Hsien Loong Wong and any other person with respect to the voting or disposition of the shares of Common Stock beneficially owned by Mr. Wong.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Not Applicable as there are no exhibits to be filed with this Schedule 13D.

CUSIP NO.: 092493 105	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2008

/s/ Hsien Loong Wong
Hsien Loong Wong